Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

XM Satellite Radio Holdings Inc.

XM Satellite Radio Inc.:

We consent to the use of our reports incorporated by reference herein and to the reference to our firm under the headings “Experts” and “Selected Consolidated Financial Data” in the registration statement.

Our reports, for XM Satellite Radio Holdings Inc. dated February 5, 2004, except for Note 9(i), which is as of March 3, 2004 and for XM Satellite Radio Inc. dated February 5, 2004, except for Note 5(f), which is as of March 3, 2004, contain explanatory paragraphs that state that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

/s/ KPMG LLP

McLean, VA

May 27, 2004